

Mail Stop 3628

May 1, 2009

By Facsimile (360) 666-6483 and U.S. Mail

Mr. Steve Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606

Re: Alaska Air Group, Inc.
Preliminary Proxy Statement on Schedule 14A, as amended
Filed on April 27, 2009 by Richard D. Foley and Stephen Nieman
File No. 001-08957

Dear Mr. Nieman:

We have reviewed the amended filing and have the following comments.

Proxy Statement

General

1.   We note your response to our prior comment 3 as well as disclosure on page 4 indicating that you plan to proceed under Exchange Act Rule 14a-1(l)(2)(i). We also note disclosure on page 4 indicating that you plan to use the website www.votepal.com to publish your proxy statement and proxy card as well as disclosure on page 6 advising registered and beneficial shareholders that they can vote by obtaining your proxy card from your SEC filings on EDGAR or on www.votepal.com and mailing the card to you. We believe that proceeding in this fashion is a solicitation and is therefore subject to the requirements of Regulation 14A. Please see Exchange Act Rule 14a-1(l)(1)(iii). Consequently, we reissue prior comments 2 and 3.

2.   We reissue prior comment 5. The sixth paragraph continues to refer to a director's mandatory resignation. Please either revise your disclosure to reflect the company's disclosure or provide support for your statement, including reference to the specific sections of the company's bylaws.

Proxy Card

3.   Your proxy card grants Messrs. Foley and Nieman proxy authority to vote a shareholder's shares of common stock in accordance with the shareholder's instructions

specified on the proxy card. Such instructions may include voting for one or more
Company nominees. Please note that the proxy card may not confer authority to vote for
the election of any person to any office for which a bona fide nominee is not named in the
proxy statement. In addition, a person shall not be deemed to be a bona fide nominee and
may not be named as such unless he has consented to being named in the proxy statement
and to serve if elected. See Exchange Act Rule 14a-4(d).

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with the amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing the amendment and responses to our
comments.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Tina Chalk,
Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-
9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions